

February 8, 2013

Via E-mail
Mr. Floyd L. Smith
President and Chief Executive Officer
Petron Energy II, Inc.
17950 Preston Road, Suite 960
Dallas, Texas 75252

   Re: **Petron Energy II, Inc.**
       Form 10-K for Fiscal Year Ended August 31, 2011
       Filed December 14, 2011
       Form 10-K for Fiscal Year Ended December 31, 2011
       Filed April 16, 2012
       Form 8-K
       Filed January 6, 2012
       File No. 333-160517

Dear Mr. Smith:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/H. Roger Schwall

                H. Roger Schwall
                Assistant Director